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PARTNERS Matthew D. Bersani Nils Eliasson Alan Y.L. Yeung	Sidharth Bhasin † Colin Law	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Paloma P. Wang

REGISTERED FOREIGN LAWYERS

Andrew D. Ruff ‡	Shichun Tang ‡

Paul Strecker

To Call Writer Directly:

+852 2978 8038

Paul.Strecker@Shearman.com

March 25, 2016

VIA EDGAR

Re:	iDreamSky Technology Limited
Amendment No. 1 to Schedule 13E-3
Filed March 11, 2016
File No. 005-88636

Dear Ms. Chalk,

On behalf of iDreamSky Technology Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 21, 2016 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”) filed on March 11, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.2 to Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

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SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*	ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

March 25, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Dream Technology Holdings Limited, Dream Investment Holdings Limited, Dream Merger Sub Limited, Mr. Michael Xiangyu Chen, Mr. Anfernee Song Guan, Dream Data Services Limited, DT01 Holding International Limited, THL A19 Limited, Prometheus Capital (International) Co, Ltd, Kingsun (Shanghai) Investment Co., Ltd., Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership), Ruipu Lehua (Tianjin) Investment Center (Limited Partnership), Peking Pusi Investment Co., Ltd., V Capital Company Limited, LT Prosperity (Tianjin) Asset Management LLP, Jiaxing Yaming Investment Partnership (Limited Partnership), Jiaxing Nuoxin Investment Partnership (Limited Partnership), Fortune Wisdom Venture Capital Co., Ltd., Newplus iDream Investment Partnership (Limited Partnership), Shanghai Super Star Venture Capital Partners (Limited Partnership), Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership), Shanghai Greenwoods Asset Management Limited, Shanghai Weiying Gefei Investment Management Ltd., Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership), Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership), such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

*     *    *    *    *

Summary Term Sheet

Support Agreement, page 6

1.	We note your response to prior comment 1 regarding your analysis as to why Shipshape, Redpoint, and LC Fund are not filing persons to the going-private transaction despite being your affiliates and participating in the Support Agreement to vote in favor of the merger. Please clarify the role of your officers and/or directors, Messrs. Jeffery Lyndon Ko (Shipshape), David Yuan (Redpoint), and Erhai Liu (LC Fund), with each of these affiliates and discuss what their continuing role will be with iDreamSky, its subsidiaries, and the newly formed Holdco after the merger. We may have additional comments.

We respectfully advise the Staff that (1) Mr. Jeffrey Lyndon Ko is the sole beneficial owner and sole director of Shipshape; and Mr. Ko is currently a director and president of the Company and may be expected to be a member of the management team in Holdco after the merger; (2) Mr. David Yuan is currently a director of the Company and was appointed to the board by Redpoint before the Company’s initial public offering, but Mr. Yuan does not hold any voting or investment power over the Shares held by Redpoint in the Company; and Mr. Yuan is not expected to hold any position in Holdco, the Company and their respective subsidiaries after the merger; and (3) Mr. Erhai Liu is currently a director of the Company and was appointed to the board by LC Fund before the Company’s initial public offering, but Mr. Liu has left LC Fund and currently does not hold any position in LC Fund, and Mr. Liu is not expected to hold any position in Holdco, the Company and their respective subsidiaries after the merger. We respectfully further advise the Staff that none of Mr. Ko, Mr. Yuan (or any other representative of Redpoint) and Mr. Liu (or any other representative of LC Fund) has been engaged in the negotiations of the merger terms with the Company, and that none of them has been involved in the going-private transaction except that Shishape, Redpoint and LC Fund have committed to voting under the Support Agreement.

Purposes and Effects of the Merger, page 9

2.	Refer to prior comment 5. Revise this section to adequately summarize the purposes for the merger. For example, on page 59, you disclose that the reason for the merger and going-private transaction is due to short-term volatility of earnings due to market challenges, the need for strategies to achieve long-term profitability, and the greater flexibility and effectiveness of implementing these strategies in a private company structure. Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosure on page 9 of the Revised Proxy Statement.

Background of the Merger, page 27

3.	We note your response to prior comment 6 regarding the events leading up to Mr. Chen submitting a preliminary merger proposal to the board on June 13, 2015. While you indicate that Mr. Chen had been “considering” an offer since the beginning of June 2015, please describe the material steps and communications he undertook prior to the preliminary merger proposal. For example, please clarify how he determined the $14 per ADS proposal price.

March 25, 2016

In response to the Staff’s comment, we have revised the disclosure on page 27 of the Revised Proxy Statement. We respectfully advise the Staff that Mr. Chen did not take any material steps and communications between the beginning of June 2015 and his submission of the preliminary merger proposal, and that Mr. Chen determined the $14 per ADS proposal price based upon his assessment of the valuation of the Company, which represents a premium of 24.5% to the volume-weighted average closing price of the Company’s ADSs during the last 30 trading days.

4.	With respect to prior comment 9, the Special Committee directed Shearman & Sterling and Duff & Phelps on June 26, 2015 to contact Tencent and Kirkland & Ellis with regards to Tencent’s position as to the proposed merger. Your revisions on page 30 indicate that Shearman & Sterling contacted Kirkland & Ellis, which informed them that Tencent was participating in the going-private transaction as a member of the Buyer Group. On page 30, your revised disclosure indicates that Mr. Ma, your board member affiliated with Tencent, told Special Committee member Ms. Lu that Tencent was participating as a member of the Buyer Group and “not in any alternative transaction.” Please clarify whether any of the representatives of the Special Committee, including Duff & Phelps, proposed to Tencent an alternative transaction. If so, please describe any alternative transaction that was proposed and rejected by Tencent or its affiliates.

In response to the Staff’s comments, we have revised the disclosure on page 30 of the Revised Proxy Statement to clarify that neither the members of the Special Committee nor its representatives, including Duff & Phelps, proposed any alternative transactions to Tencent.

5.	We note your response to prior comment 11 regarding the Duff & Phelps update provided on December 23, 2015 described on page 34. Please revise to clarify whether the “preliminary valuation analysis” included a preliminary range for fair value, and if so, if it differed from the ranges provided in the final opinion. If so, please include a summary of that range in the revised disclosure document.

In response to the Staff’s comments, we have revised the disclosure on page 34 of the Revised Proxy Statement. We respectfully advise the Staff that, Duff & Phelps only provided one valuation range to the Special Committee on December 31, 2015, which has been summarized on page 46 to 58 of the Revised Proxy Statement and has filed as Exhibit (c)-(2) to the Schedule 13E-3.

Certain Financial Projections, page 44

6.	We note your response to prior comment 16 concerning your management assumptions underlying their financial projections. Please revise to provide more details of what your management’s expectations were as to growth of the smartphone market in the PRC and elsewhere and level of channel costs and content provider costs. If management provided Duff and Phelps quantitative figures, please disclose them in this section.

In response to the Staff’s comment, we have revised the disclosure beginning on page 45 of the Revised Proxy Statement to include more details of the management’s expectations as to growth of the smartphone market in China and the level of channel costs and content provider costs. We respectfully advise the Staff that the management did not provide Duff & Phelps any quantitative figures in this regard.

Financing, page 63

7.	We note your response to prior comment 22 regarding the upfront fees that are to be paid to your Debt Financing Sources. In light of the fact that the “Fee Letter” described in Section 5.6(c) of your Debt Commitment Letter contains material terms of your prospective debt commitment, please file the Fee Letter as an Exhibit pursuant to Item 1016(b) of Regulation M-A.

We respectfully advise the Staff that the Buyer Group believes the content of the fee letter is not material to shareholders because the fees covered by the fee letter, which are the upfront fees to be paid to the Debt Financing Sources, have been disclosed in detail on page 66 of the Revised Proxy Statement. The upfront fees will be netted from the wires when the Facility is utilized at closing, automatically satisfying this requirement at funding. Accordingly, shareholders have been given the appropriate information regarding the impact of the fees to be paid in connection with the financing, and there are no other material conditions in the fee letter necessary to disclose to shareholders.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 110

8.	We note your response to prior comment 25 regarding the beneficial ownership of shares of iDreamSky held by a member of your Buyer Group, Greenwoods. Your response indicates that Greenwoods does not hold investment or voting power over the shares owned by Greenwoods Fund. Please provide us an analysis as to why Greenwoods and/or its control person, Jinzhi Jiang, do not hold investment and/or voting power over the shares held by Greenwoods Fund. Your analysis should include a description of how Mr. Jiang holds indirect control over Greenwoods Funds and identify any natural persons who hold investment and/or voting power of the iDreamSky shares held by the Greenwoods Fund.

March 25, 2016

We respectfully advise the Staff that Greenwoods China Alpha Master Fund (“Greenwoods Fund”), a current shareholder of the Company, and Shanghai Greenwoods Asset Management Limited (“Greenwoods”), a filing person, are indirectly under common control by Mr. Jinzhi Jiang. Greenwoods Fund is managed by Greenwoods Asset Management Limited (“Greenwoods Asset Management”), which is wholly owned by Greenwoods Asset Management Holdings Limited (“Greenwoods Holdings”). Greenwoods Holdings is 81% owned by Unique Element Corp, 11% owned by Private Legend Limited and 8% owned by Treasure Manley Limited. Mr. Jinzhi Jiang is the CEO and CIO of Greenwoods Asset Management and the sole beneficial owner of Unique Element Corp. According to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Jinzhi Jiang holds voting and investment power over the Shares held by Greenwoods Fund in the Company and may be deemed to beneficially own those Shares. We respectfully further advise the Staff that there are no other natural persons who hold investment or voting power over the Shares held by Greenwoods Fund in the Company.

Greenwoods, as another entity controlled by Mr. Jinzhi Jiang, does not have or share voting power or investment power of the Shares held by Greenwoods Fund in the Company. Greenwoods is wholly owned by Shanghai Greenwoods Investment Development Limited (“Greenwoods Investment”). Mr. Jinzhi Jiang individually holds 43% of the total equity interests of Greenwoods Investment, and together with other persons acting in concert, jointly holds 75% of the total equity interests of Greenwoods Investment.

*     *    *    *    *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Dream Technology Holdings Limited, Dream Investment Holdings Limited, Dream Merger Sub Limited, Mr. Michael Xiangyu Chen, Mr. Anfernee Song Guan, Dream Data Services Limited, DT01 Holding International Limited, THL A19 Limited, Prometheus Capital (International) Co, Ltd, Kingsun (Shanghai) Investment Co., Ltd., Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership), Ruipu Lehua (Tianjin) Investment Center (Limited Partnership), Peking Pusi Investment Co., Ltd., V Capital Company Limited, LT Prosperity (Tianjin) Asset Management LLP, Jiaxing Yaming Investment Partnership (Limited Partnership), Jiaxing Nuoxin Investment Partnership (Limited Partnership), Fortune Wisdom Venture Capital Co., Ltd., Newplus iDream Investment Partnership (Limited Partnership), Shanghai Super Star Venture Capital Partners (Limited Partnership), Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership), Shanghai Greenwoods Asset Management Limited, Shanghai Weiying Gefei Investment Management Ltd., Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership), Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership).

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8038.

Sincerely,

/s/ Paul Strecker
Paul Strecker
of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 21, 2016 with respect to Amendment No.1 to Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”), filed on March 11, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iDreamSky Technology Limited

By:	/s/ Ruby Rong Lu
Name:	Ruby Rong Lu
Title:	Chairman of the Special Committee

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 21, 2016 with respect to Amendment No.1 to Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”), filed on March 11, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dream Technology Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Dream Investment Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Dream Merger Sub Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Michael Xiangyu Chen

By:	/s/ Michael Xiangyu Chen

Anfernee Song Guan

By:	/s/ Anfernee Song Guan

Dream Data Services Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

DT01 Holding International Limited

By:	/s/ Anfernee Song Guan
Name:	Anfernee Song Guan
Title:	Director

THL A19 Limited

By:	/s/ Lau Zhiping Martin
Name:	Lau Zhiping Martin
Title:	Authorized Signatory

Prometheus Capital (International) Co, Ltd

By:	/s/ Sicong Wang
Name:	Sicong Wang
Title:	Director

Kingsun (Shanghai) Investment Co., Ltd.

By:	/s/ Xiaowei Wu
Name:	Xiaowei Wu
Title:	Chairman

Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership)

By:	/s/ Jiaqing Li
Name:	Jiaqing Li
Title:	Authorized Representative, Director and General Manager

Ruipu Lehua (Tianjin) Investment Center (Limited Partnership)

By:	/s/ Mingchen Zhang
Name:	Mingchen Zhang
Title:	Executive Director

Peking Pusi Investment Co., Ltd.

By:	/s/ Sicong Wang
Name:	Sicong Wang
Title:	Chairman

V Capital Company Limited

By:	/s/ Weiqing Tang
Name:	Weiqing Tang
Title:	Partner

LT Prosperity (Tianjin) Asset Management LLP

By:	/s/ Xu Peng
Name:	Xu Peng
Title:	Partner

Jiaxing Yaming Investment Partnership (Limited Partnership)

By:	/s/ Lina Zhu
Name:	Lina Zhu
Title:	Authorized Representative of Executive Partner

Jiaxing Nuoxin Investment Partnership (Limited Partnership)

By:	/s/ Jingyuan Liang
Name:	Jingyuan Liang
Title:	Managing Partner

Fortune Wisdom Venture Capital Co., Ltd.

By:	/s/ Zhou Liu
Name:	Zhou Liu
Title:	Chairman and Founding Partner

Newplus iDream Investment Partnership (Limited Partnership)

By:	/s/ Jun Wang
Name:	Jun Wang
Title:	Authorized Representative

Shanghai Super Star Venture Capital Partners (Limited Partnership)

By:	/s/ Zhenquan Ren
Name:	Zhenquan Ren
Title:	Authorized Representative of Executive Partner

Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership)

By:	/s/ Guangyi Huang
Name:	Guangyi Huang
Title:	Director

Shanghai Greenwoods Asset Management Limited

By:	/s/ Jinzhi Jiang
Name:	Jinzhi Jiang
Title:	Chief Executive Officer

Shanghai Weiying Gefei Investment Management Ltd.

By:	/s/ Shi Lei
Name:	Shi Lei
Title:	Director

Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership)

By:	/s/ Junwen Lei
Name:	Junwen Lei
Title:	Executive Representative

Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership)

By:	/s/ Heng Zhang
Name:	Heng Zhang
Title:	Executive Representative